January 9, 2023

Division of Corporation Finance U.S. Securities & Exchange Commission 100 F Street, NE Washington, D.C. 20549

Re:	Sunlands Technology Group Form 20-F for the Year Ended December 31, 2021 Filed April 27, 2022 File No. 001-38423
Attn:	Division of Corporation Finance Office of Trade & Services

VIA EDGAR

Dear Nasreen Mohammed, Joel Parker, Alyssa Wall and Taylor Beech:

Sunlands Technology Group (“Sunlands” or the “Company”) confirms receipt of the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission, dated December 23, 2022 (the “Comment Letter”), containing the Staff’s comments on the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2021.

The Company respectfully advises the Staff that since it needs additional time to prepare thorough and sufficient responses to the Comment Letter, the Company respectfully requests an extension of the deadline for its responses. The Company expects to provide its responses to the Comment Letter no later than January 16, 2023.

If you have any questions, please contact Li He at +852-2533-3306 (li.he@davispolk.com) or Kevin Zhang at +852-2533-3384 (kevin.zhang@davispolk.com) of Davis Polk & Wardwell LLP, the Company’s U.S. legal counsel.

Sincerely yours,

Sunlands Technology Group

	By:	/s/ Lu Lv
Name: Lu Lv
Title: Chief Financial Officer
cc:	Li He Kevin Zhang
Davis Polk & Wardwell LLP